HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

August 27, 2002

[redacted]

02049668

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Quarterly Report – Quarter Ended March 31, 2002
Annual Report – 2001

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/5

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosures

cc: Companhia Siderúrgica Belgo-Mineira



Informativo Trimestral

1° Trimestre de 2002





Quarterly Report

1st Quarter, 2002

BELGO

arcelor GRUPO

Excelência em aço. Ética nas ações.

Sumário do Desempenho do 1º trimestre de 2002 e 2001

Volume de produção de laminados (estável) e de vendas totais (-4,2%) em linha com as previsões para 2002

Vendas no mercado interno -6,3%

Vendas no mercado externo +17,3% (recorde de exportação de fio máquina para *Steel Cord*)

As medidas protecionistas para a indústria de aço americano não afetaram diretamente as exportações da Belgo. As preocupações manifestadas pelo IBS - Instituto Brasileiro de Siderurgia são também as nossas, e esperamos que o governo brasileiro atue no sentido de impedir importações predatórias.

Receita líquida em alta (+21,4%) impactada principalmente pelas exportações e pelo realinhamento de preços ocorrido internamente em decorrência do aumento dos custos dos principais insumos (tarifas públicas e coque importado).

EBITDA de R$ 112,8 milhões, 44,4% acima dos R$ 78,1 mihões do 1º trimestre de 2001.

Lucro Líquido em alta de 97,4%

Índice de liquidez corrente passou de 1,3 para 1,6

Investimentos realizados de R$ 27,2 milhões aquém do Orçamento de 2002, porém alinhados ao Plano Plurianual (2001-2004) de R$ 640 milhões.

Produtividade +7,8%, passando de 830 para 895 t/aço/h/ano (exclui administração e vendas).

Desvalorização do peso argentino beneficiando sensivelmente a receita e a geração de caixa da Acindar, contribuindo na recuperação operacional da Empresa. Continuam os trabalhos para renegociação da dívida.

Summary of Performance during the 1st Quarter of 2002 and 2001

Rolled products production volume (stable) and total sales (-4.2%), aligned with the 2002 forecasts

Sales on the domestic market -6.3%

Sales on the foreign market +17.3% (record exports of wire rod for Steel Cord)

The measures imposed to protect the US steel industry did not affect Belgo exports directly. We share the concerns shown by the Brazilian Steel Institute (IBS - Instituto Brasileiro de Siderurgia), and hope that the Brazilian Government will take steps to prevent predatory imports.

Net revenues up (+21.4%) *due mainly to exports and the price realignment undertaken in-house due to higher prices for the main input materials and feedstock (public utility rates and imported coke).*

EBITDA of R$ 112.8 million, 44.4% *higher than the R$ 78.1 million posted during the 1st Quarter of 2001.*

Net Profit up 97.4%

Current liquidity index up from 1.3 to 1.6

Investments of R$ 27.2 million *below the 2002 Budget, although aligned with the Pluri-Annual Plan (2001-2004) of R$ 640 million.*

Productivity +7.8%, *Up from 830 to 895 tons/steel/man/year (excluding offices and sales).*

Devaluation of the Argentine Peso *benefiting revenues to an appreciable extent as well as the cash flow generation at Acindar, and underpinning the operational recovery of this Company. Work continues on renegotiating the debt.*

Evolução Trimestral / *Quarterly Development*

		2000	2001					2002
		Ano	1º T	2º T	3º T	4º T	Ano	1º T
Crescimento do PIB [1] - *GDP Growth* [1]	Δ(%)	4,36	(0,75)	3,07	0,52	(3,42)	1,51	n.d./*n.a.*
Vendas: Mercado interno brasileiro de laminados longos [2]	(000 t)	5.949,0	1.557,2	1.682,6	1.745,1	1.337,4	6.322,3	1.438,3
Sales: Brazilian domestic market for long rolled products [2]	Δ(%)	-	7,84	8,06	3,72	(23,36)	6,28	7,54
Vendas: Belgo (mercado interno) - *Sales: Belgo (domestic market)*	(000 t)	1.987,2	506,2	565,5	600,3	455,1	2.127,1	482,4
	Δ(%)	-	9,3	11,7	6,2	(24,2)	7,0	6,0

(1) Em relação ao Trimestre/Ano anterior, sem ajuste sazonal (Fonte: IBGE)
(2) Exclusive tubos (Fonte: IBS)

(1) Compared to the 1st Quarter / Previous Year, with no seasonal adjustment (Source: IBGE)
(2) Excluding Pipes (Source: IBS)

Comentário do Desempenho do 1º trimestre de 2002 e 2001

Comments on Performance during the 1st Quarter of 2002 and 2001

A Empresa estará apresentando a análise do desempenho operacional e financeiro do 1º trimestre de 2002 comparado com igual período do ano passado e do trimestre imediatamente anterior.

Apresenta também os principais dados e indicadores *(pro forma)* considerando os resultados da BMP – Belgo Mineira Participação Ind. e Comércio Ltda. incluídos na Controladora, visto que a Belgo tem a expectativa de concluir o projeto de reestruturtação da Mendes Júnior Siderurgia S/A no decorrer de 2002.

The Company presents the analysis of its operating and financial performance for the 1st Quarter of 2002, compared with the same period the previous year and the preceding Quarter.

It also presents the main data and indicators (pro forma) taking into account the earnings of BMP – Belgo Mineira Participação Ind. e Comércio Ltda., included in the Parent Company, as Belgo expects to complete the restructuring project for the Mendes Júnior Siderurgia S/A during 2002.

Produção e Vendas (10^3 t) das Empresas Belgo

Production and Sales (10^3 tons) for the Belgo Companies

Os volumes e as variações da produção de aço bruto, laminados e trefilados estão assim distribuídos nos trimestres demonstrados:

The volumes and variations in the output of crude steel, rolled products and drawn wires are distributed as shown below during the relevant Quarters:

Quadro1 - Produção Empresas Belgo (Unid. 10^3 t) — ***Table1 - Belgo Companies (Unit 10^3 tons)***

	2002 1º T	2001 4º T	Δ %	2001 1º T	Δ %
AÇO BRUTO - *CRUDE STEEL*					
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	490,1	493,8	(0,7)	485,7	0,9
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	205,2	196,0	4,7	186,6	10,0
TOTAL	**695,3**	**689,8**	**0,8**	**672,3**	**3,4**
LAMINADOS - *ROLLED PRODUCTS*					
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	460,3	437,9	5,1	461,6	(0,3)
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	184,7	177,7	3,9	187,3	(1,4)
- Itaúna Siderúrgica Ltda. (Usina de Itaúna) - *(Itaúna Mill)*	13,6	14,1	(3,5)	12,1	12,4
TOTAL	**658,6**	**629,6**	**4,6**	**661,0**	**(0,4)**
TREFILADOS - *DRAWN WIRES*					
- Controladora (Trefilaria de Sabará) - *Parent Company (Sabará Wires Plant)*	34,6	33,7	2,7	42,0	(17,6)
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	41,0	34,1	20,1	38,8	5,7
- BMB / BBA / CIMAF / JOSSAN	139,6	143,2	(2,5)	142,8	(2,2)
TOTAL	**215,2**	**211,1**	**2,0**	**223,6**	**(3,7)**

O mesmo nível de produção de laminados foi registrado no 1º trimestre de 2002 e de 2001: 660 mil toneladas.

The same production level for rolled products was posted for the 1st Quarters of 2002 and 2001: 660.000 tons.


tecnologia

Os volumes e as variações das vendas de laminados e trefilados estão assim distribuídos nos trimestres demonstrados:

The sales volumes and variations for rolled products and drawn wires are distributed as follows during the Quarters:

Quadro 2 - Vendas Empresas Belgo (Unid. 10^3 t)

Table 2 - Sales Belgo Companies (Unit 10^3 tons)

	2002 1º T	2001 4º T	Δ %	2001 1º T	Δ %
MERCADO INTERNO - *DOMESTIC MARKET*					
LAMINADOS (*) - *ROLLED PRODUCTS (*)*					
- Controladora - *Parent Company (Monlevade, Vitória and Piracicaba Mills)*	312,6	298,3	4,8	333,7	(6,3)
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	107,2	87,4	22,7	102,5	4,6
- Itaúna Siderúrgica Ltda. (Usina de Itaúna) - *(Itaúna Mill)*	2,7	11,4	(76,3)	11,0	(75,5)
TOTAL	**422,5**	**397,1**	**6,4**	**447,2**	**(5,5)**
TREFILADOS - *DRAWN WIRES*					
- Controladora (Trefilaria de Sabará) - *Parent Company (Sabará Wires Plant)*	21,9	18,9	16,1	33,2	(33,9)
- BMP (Usina de Juiz de Fora) - *(Juiz de Fora Mill)*	38,0	39,0	(2,6)	30,0	26,7
- BMB / BBA / CIMAF / JOSSAN (**)	124,7	113,4	10,0	126,1	(1,1)
TOTAL	**184,6**	**171,3**	**7,8**	**189,3**	**(2,5)**
MERCADO EXTERNO - *EXPORTS*					
- Total de Laminados - *Total rolled products*	141,7	130,5	8,6	104,8	35,2
- Total de Trefilados - *Total drawn wires*	10,5	10,3	1,9	12,6	(16,7)

(*) Inclui vendas para empresas de trefilarias.
(**) Exclui CIMAF-CABOS

(*) Includes sales to wire companies
(**) Excludes CIMAF-CABOS (cables)

O mercado interno registra uma retração no volume de vendas do 1º trimestre de 2002 em relação ao mesmo trimestre do ano passado, reflexo do menor nível de atividade econômica do final de 2001 e ainda do racionamento de energia.

A Companhia compensou esta queda com um expressivo aumento nas exportações que não foram prejudicadas pelas medidas protecionistas adotadas pelos EUA. Em março de 2002 atingimos o recorde mensal de exportação de fio máquina para *steel cord*, usado na fabricação de pneus radiais.

The domestic market showed shrinkage in sales volumes during the 1st Quarter of 2002 compared to the same Quarter the previous, year, due to lower economic activity levels in late 2001 as well as power rationing.

The Company offset this drop through an expressive increase in exports that were not adversely affected by the protectionist measures introduced by the USA. In March 2002, we reached the monthly export record for wire rod used for steel cord, used to manufacture radial tires.

Resultados

No quadro abaixo apresentamos os destaques financeiros e alguns indicadores da Controladora.

Quadro 3 - Destaques Financeiros - Controladora

Em R$ milhões - *R$ million*	2002 1º T	2001 4º T	Δ %	2001 1º T	Δ %
Receita bruta - *Gross revenues*	455,9	430,7	5,9	379,7	20,1
Receita líquida - ***Net revenues***	**352,2**	**330,9**	6,4	**290,0**	21,4
Mercado interno - *Domestic market*	293,7	287,7	2,1	239,6	22,6
Mercado externo - *Exports*	58,5	43,2	35,4	50,5	15,8
Lucro operacional (EBIT) - ***Operating profit (EBIT)***	**93,6**	**110,2**	(15,1)	**60,0**	56,0
Receitas financeiras - *Financial revenues*	15,6	21,5	(27,4)	12,6	23,8
Despesas financeiras - *Financial expenditures*	(24,8)	(27,9)	(11,1)	(23,7)	4,6
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	4,9	(35,0)		8,9	(44,9)
Equivalência Patrimonial - *Equity earnings*	38,3	35,9	6,7	10,5	264,8
Lucro líquido - ***Net profit***	**82,1**	**29,9**	174,6	**41,6**	97,4
Geração de caixa (EBITDA) - ***Cash flow generation (EBITDA)***	**112,8**	**129,4**	(12,8)	**78,1**	44,4
Investimentos - *Investments*	27,2	59,9	(54,6)	19,6	38,8
Aumento (redução) capital de giro operacional - *(Reduction in operating working capital)*	(23,5)	66,5		42,9	
Endividamento líquido - *Net debt*	381,6	363,5	5,0	155,6	145,3
Patrimônio líquido - *Net equity*	2.087,9	2.005,8	4,1	1.932,6	8,0
Ativo total - *Total assets*	3.433,4	3.331,8	3,0	3.232,3	6,2
ROCE (%) - *ROCE (%)*	21,8	26,3		13,7	
ROE (%) - *ROE (%)*	16,1	5,9		8,7	
Por lote de 1.000 ações - ***Per 1,000 shares***					
Lucro líquido - *Net profit*	12,14	4,42	174,7	6,15	97,4
Patrimônio líquido - *Net equity*	308,74	296,60	4,1	285,78	8,0
Nº de empregados - *Employees*	2.966	2.986	(0,7)	2.990	(0,8)

O crescimento da receita líquida e do lucro operacional da Controladora se deve parcialmente ao realinhamento dos preços ocorridos no mercado doméstico em decorrência do aumento dos custos de produção, pela melhoria do mix de produtos e pelo maior volume de exportações.

A geração de caixa (EBITDA) da Controladora alcançou R$ 113 milhões no 1º trimestre, apresentando assim um aumento de 44,4% correspondente a uma margem de 32,0% sobre a receita líquida.

A margem EBITDA do 1º trimestre de 2002 registrou um incremento de 5,1% sobre a margem EBITDA de igual período do ano anterior.

O lucro líquido da Belgo foi de R$ 82,1 milhões com crescimento de 97,4%.

A equivalência patrimonial progrediu principalmente pela contribuição da BMP e pelo efeito da valorização do Real no endividamento da Hidrelétrica Guilman-Amorim.

Earnings

The Table below presented the financial highlights and some indicators for the Parent Company.

Table 3 - Financial Highlights - Parent Company

The increase in the net revenues and the operating profits of the Parent Company are due partially to the realignment of the prices on the domestic market due to rising production costs, in addition to a better product mix and higher export volumes.

The cash flow generation (EBITDA) of the Parent Company rose 44.4% to R$ 113 million during the 1st Quarter, with a margin of 32.0% on net revenues.

The EBITDA margin for the 1st Quarter of 2002 posted an increase of 5.1% over the EBITDA margin for the same period the previous year.

The net profit of Belgo reached R$ 82.1 mllion, up 97.4%.

The equity earnings progressed mainly through the contributions from BMP and the effects of the increase in value of the Real on the debt of the Guilman-Amorim Hydro-Power Plant.



Margens da Controladora

Parent Company Margins

Nos quatro trimestres de 2001 e no 1º trimestre de 2002

During the four Quarters of 2001 and the 1st Quarter of 2002



20,7
18,5
26,0
33,3
26,6
1 T 01
2 T
3 T
4 T*
1 T 02

Margem EBIT / *EBIT margin*



26,9
24,7
31,4
39,1
32,0
1 T 01
2 T
3 T
4 T*
1 T 02

Margem EBITDA / *EBITDA margin*



14,3
16,0
21,2
9,0
23,3
1 T 01
2 T
3 T
4 T**
1 T 02

Margem líquida / *Net margin*

* As margens EBIT e EBITDA foram impactadas no 4º trimestre de 2001 pela reversão de R$ 29 milhões de provisões.
** Margem reduzida pela provisão extraordinária de R$ 120 milhões para eventuais perdas na Acindar (Argentina).

** The EBIT and EBITDA margins were affected during the 4th Quarter of 2001 by the reversal of the R$ 29 million in provisions.*
*** Margin trimmed by the extraordinary provision of R$ 120 million for possible losses at Acindar (Argentina).*

Redução do Endividamento Consolidado em 7,7%

Consolidated Debt Down by 7.7%

Na tabela abaixo, ilustramos a composição, o perfil e a moeda dos financiamentos da Companhia:

The Table below gives the composition, profile and currency of the financing of the Company:

Quadro 4 - Composição do Endividamento (R$ milhões)

*Table 4 - **Debt Composition (R$ million)***

		1º T 2002		4º T 2001
	Em R$	**Em US$**	**Total**	**Total**
Belgo	426,2	(44,6)	381,6	363,5
BMP e Itaúna - *BMP and Itaúna*	178,4	29,0	207,4	240,0
Trefilarias - *Wire plants*	3,1	46,8	49,9	88,5
Guilman-Amorim - *Guilman-Amorim Hydroelectric Plant*	(20,8)	195,3	174,5	185,6
Outras - *Others*	11,7	(16,6)	(4,9)	(2,0)
Total dívida líquida - *Total net debt*	**598,6**	**209,9**	**808,5**	**875,6**
- Dívida curto prazo (aplicação) - *Short term debt (financial investment)*	138,6	(301,1)	(162,5)	89,8
- Dívida longo prazo - *Long term debt*	460,0	511,0	971,0	785,8

A redução do endividamento líquido consolidado foi devida principalmente às amortizações ocorridas na BMP e Trefilarias, com a geração própria de caixa.

The reduction in the consolidated net debt was due mainly to the amortizations at BMP and the Wire Plants, with in-house cash flow generation.

Fluxo de Caixa da Controladora

Parent Company Cash Flow

O fluxo de caixa das atividades operacionais alcançou R$ 115 milhões.

The cash flow from the operating activities reached R$ 115 million.

O investimento em controladas (imobilizado / diferido) atingiu R$ 45 milhões.

The investments in subsidiaries (property, plant and equipment / deferred) reached R$ 45 million.

Foram pagos, em janeiro de 2002, R$ 56,5 milhões de Juros sobre o Capital Próprio, líquido de Imposto de Renda.

In January 2002, R$ 56,5 million was paid out as Interest on Equity, net of income tax.

Dessa forma, tivemos um aumento de disponibilidades da ordem de R$ 10 milhões, contra R$ 5 milhões em igual período do ano anterior.

Consequently, this resulted in an increase in cash on hand and banks of some R$ 10 million, compared to R$ 5 million in the same period of the previous year.

Quadro 5 - Demonstração do Fluxo de Caixa Controladora (R$ milhões)

Table 5 - Cash Flow Statement Parent Company (R$ million)

	2002 1º T	2001 4º T	Δ %	2001 1º T	Δ %
Lucro líquido - *Net profit*	82,1	29,9	174,6	41,6	97,4
Depreciações / amortizações - *Depreciations / Amortizations*	19,3	19,2	0,5	18,1	6,6
Participações em empresas controladas - *Stakes in subsidiary companies*	(38,3)	(35,9)	6,7	(10,5)	264,8
Resultado da alienação do ativo permanente, líquidas - *Earnings on divestment of permanent asset, net*	(0,1)	5,1		(0,1)	0,0
Imposto de renda e contribuição social diferidos - *Income tax and social security (deferred)*	26,0	(68,8)		21,8	19,3
Outros (principalmente juros e var. cambial) - *Others (mainly interest and foreign exchange variations)*	28,1	103,6	(72,9)	36,5	(23,0)
(Aumentos) reduções de ativos: ***(Increases) reductions in assets:***					
Clientes - *Customers*	14,0	34,5	(59,4)	(20,9)	
Estoques - *Inventory*	(7,1)	(22,4)	(68,3)	2,2	
Outros ativos - *Other assets*	(37,0)	(8,0)	362,5	(17,2)	115,1
Aumentos (reduções) de passivos: ***Increases (reductions) in liabilities:***					
Fornecedores - *Suppliers*	14,7	7,5	96,0	(14,5)	(201,4)
Outros passivos - *Other liabilities*	13,1	(42,7)	(130,7)	(5,4)	(342,6)
Fluxo de caixa das atividades operacionais - ***Cash flow - operating activities***	**114,8**	**22,0**	421,8	**51,6**	122,5
(Aquisição) alienação de investimentos - *(Acquisition) divestment of investments*	(16,6)	(42,9)	(61,3)	(31,1)	(46,6)
(Aquisição) alienação de imobilizado e diferido - *(Acquisition) divestment of property, plant, equipment and deferred*	(28,2)	(60,4)	(53,3)	(12,7)	122,0
Fluxo de caixa das atividades de investimentos - ***Cash flow from investment activities***	**(44,8)**	**(103,3)**	(56,6)	**(43,8)**	2,3
Aumento (redução) dos empréstimos e financiamentos - *Increase (reduction) in loans and financing*	2,9	2,4	20,8	(3,1)	(193,5)
Emissão (resgate) de debêntures e outros - *Emission (redemption) of debentures and others*	(6,1)	0,0		0,0	
Pagamento de dividendos/juros capital próprio - *Payment of dividends/interest on equity*	(56,5)	0,0		0,0	
Fluxo de caixa das atividades financeiras - ***Cash flow from financial activities***	**(59,7)**	**2,4**	(2.587,5)	**(3,1)**	1.825,8
Aumento (redução) das disponibilidades - ***Increase (reduction) in cash on hand and banks***	**10,3**	**(78,9)**	(113,1)	**4,7**	119,1
Disponibilidades no início do período - *Cash on hand and banks at start of period*	386,3	465,2	(17,0)	523,9	(26,3)
Disponibilidades no fim do período - *Cash on hand and banks at end of period*	396,6	386,3	2,7	528,6	(25,0)



Controladora e BMP *(Pro Forma)*

Considerando que a administração da Belgo tem a expectativa de concluir o projeto de reestruturação da Mendes Júnior Siderurgia S/A no exercício em curso, apresentamos de maneira *pro forma* dados operacionais, financeiros e alguns indicadores de rentabilidade e de liquidez incluindo a subsidiária integral e arrendatária dos ativos BMP – Belgo Mineira Participação Ind. e Comércio Ltda. como se incorporada fosse, representando assim o Setor de Siderurgia da Belgo.

Parent Company and BMP (Pro Forma)

As the management of Belgo expects to complete the restructuring project for the Mendes Júnior Siderurgia S/A during the current year, we present the operating data on a pro forma basis, with financial data and some liquidity and profitability indicators, including the wholly-owned subsidiary and the Lessee of the assets of BMP – Belgo Mineira Participação Ind. e Comércio Ltda., as though it had been taken over, consequently representing the Belgo Steel Sector.

Quadro 6 - Dados Operacionais e Financeiros (Belgo + BMP)

Table 6 - Operating and Financial Data (Belgo + BMP)

	Unidade *Unit*	**2000**	**2001** 1º T	2º T	3º T	4º T	ANO	**2002** 1º T
Produção aço bruto - *Crude steel output*	t/milhares	2.401,5	672,3	643,5	661,5	689,8	2.667,1	695,3
Volume de produtos vendidos - *Volume of products sold*	t/milhares	2.409,3	605,1	653,2	666,7	568,0	2.493,0	616,9
Número de empregados - *Employees*		4.318	4.168	4.193	4.054	4.061	4.061	4.096
Receita bruta - *Gross revenues*	R$/mm	1.898,5	492,2	562,0	666,0	583,3	2.303,5	633,5
Receita líquida - *Net revenues*	R$/mm	1.460,9	376,5	424,8	510,1	448,2	1.759,6	488,9
Lucro bruto - *Net profit*	R$/mm	433,5	115,0	131,8	192,2	181,1	620,1	185,5
Lucro operacional - EBIT - *Operating profit - EBIT*	R$/mm	263,5	75,3	80,9	139,4	144,6	440,2	137,3
EBIT por t vendida - *EBIT per ton sold*	R$	110,2	125,5	124,2	209,1	254,6	177,1	222,6
EBITDA - *EBITDA*	R$/mm	337,8	94,6	101,1	160,1	165,5	521,3	158,1
Equivalência patrimonial - *Equity earnings*	R$/mm	144,8	19,5	24,4	18,8	21,5	84,2	13,2
Lucro líquido corrente (1) - *Current net profit* (1)	R$/mm	183,5	41,6	48,4	75,7	110,4	276,1	82,1
Margem bruta - *Gross margin*	%	29,7	30,5	31,0	37,7	40,4	35,2	37,9
Margem operacional - EBIT - *Operating margin - EBIT*	%	18,0	20,0	19,0	27,3	32,3	25,0	28,1
Margem EBITDA - *EBITDA margin*	%	23,1	25,1	23,8	31,4	36,9	29,6	32,3
Margem líquida (1) - *Net margin* (1)	%	12,6	11,0	11,4	14,8	24,6	15,7	16,8
Endividamento líquido/Patrimônio líquido - *Net debt/Net equity*	%	18,6	20,2	17,5	14,5	30,3	30,3	28,3

(1) Antes de resultados extraordinários

(1) Before extraordinary earnings

Resultado Consolidado – Empresas Belgo | *Consolidated Earnings – Belgo Companies*

Quadro 7 *Table 7*

Em R$ milhões - *R$ million*	**2002 1º T**	**2001 4º T**	Δ %	**2001 1º T**	Δ %
Receita bruta - *Gross revenues*	862,4	792,6	8,8	668,2	29,1
Receita líquida - ***Net revenues***	**670,0**	**612,1**	9,5	**513,0**	30,6
Mercado interno - *Domestic market*	563,5	524,3	7,5	442,4	27,4
Mercado externo - *Exports*	106,5	87,8	21,3	70,5	51,1
Lucro operacional (EBIT) - ***Operating profits (EBIT)***	**192,1**	**208,7**	(8,0)	**118,1**	62,7
Receitas financeiras - *Financial revenues*	24,6	19,9	23,6	20,0	23,0
Despesas financeiras - *Financial expenditures*	(41,8)	(48,5)	(13,8)	(42,9)	(2,6)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(8,2)	(36,6)	(77,6)	(22,4)	(63,4)
Equivalência patrimonial - *Equity earnings*	11,6	40,3	(71,2)	10,9	6,4
Receita (despesas) não operacionais - *Non-operating revenues (expenses)*	(17,8)	(28,2)	(36,9)	(14,1)	26,2
Lucro líquido - ***Net profits***	**99,7**	**60,4**	65,1	**42,5**	134,6
Parcela do grupo - *Group portion*	82,9	28,6	189,9	41,0	102,2
Geração de caixa (EBITDA) - ***Cash flow generation (EBITDA)***	**228,0**	**241,0**	(5,4)	**148,4**	53,6
Investimentos - *Investments*	43,0	81,5	(47,2)	31,9	34,8
Aumento (redução) capital de giro operacional - *Increase (reduction) in operating working capital*	(14,9)	26,6		106,2	
Endividamento líquido - *Net debt*	808,5	875,6	(7,7)	651,1	24,2
Patrimônio líquido - *Net equity*	2.293,5	2.205,5	4,0	2.110,6	8,7
- Acionistas não controladores - *Non-controlling shareholders*	217,7	205,3	6,0	189,1	15,1
- Parcela do grupo - *Group portion*	2.075,8	2.000,2	3,8	1.921,5	8,0
Ativo total - *Total assets*	4.444,0	4.349,1	2,2	4.038,8	10,0
Nº de empregados - *Employees*	7.182	7.184	(0,0)	7.688	(6,6)


incentivo
à cultura

Dados Consolidados do Setor de Trefilarias

Consolidated Data – Wires Sector

Quadro 8 - **Dados Selecionados - BBA + Jossan + BMB** *Table 8 - Selected Data - BBA + Jossan + BMB*

Em R$ milhões - *R$ million*	**2002 1º T**	**2001 4º T**	Δ %	**2001 1º T**	Δ %
Receita bruta - *Gross revenues*	311,1	301,0	3,4	263,8	17,9
Receita líquida - *Net revenues*	**240,0**	**231,0**	3,9	**203,0**	18,2
Mercado interno - *Domestic market*	224,5	213,6	5,1	185,8	20,8
Mercado externo - *Exports*	15,5	17,4	(10,9)	17,2	(9,9)
Lucro operacional (EBIT) - *Operating profit (EBIT)*	**47,8**	**49,3**	(3,0)	**39,0**	22,6
Receitas financeiras - *Financial revenues*	1,2	(0,5)		1,9	(36,8)
Despesas financeiras - *Financial expenditures*	(4,1)	(3,8)	7,9	(4,5)	(8,9)
Variações monetárias e cambiais - *Monetary and foreign exchange variations*	(0,8)	8,2		(8,6)	(90,7)
Lucro líquido - *Net profit*	**32,4**	**38,3**	(15,4)	**21,3**	52,1
Parcela do grupo - *Group portion*	19,1	21,9	(12,8)	13,0	46,9
Equivalência Patrimonial - *Equity earnings*	2,7	191,0		1,9	42,1
Geração de caixa (EBITDA) - *Cash flow generation (EBITDA)*	**58,9**	**56,6**	4,1	**45,9**	28,3
Investimentos - *Investments*	4,6	7,4	(37,8)	10,7	(57,0)
Endividamento líquido - *Net debt*	50,0	88,5	(43,5)	117,7	(57,5)
Nº de empregados - *Employees*	2.297	2.304	(0,3)	2.416	(4,9)

BELGO

arcelor GRUPO

Companhia Siderúrgica Belgo-Mineira

Atendimento aos Acionistas

Transfer Agent and Register

Para o exercício de seus direitos e obtenção de informações sobre a posição de ações, os acionistas são atendidos nas agências do Banco Itaú S/A.

Transfer and register services for our shareholders are available trough the branches of Banco Itaú S/A.

Diretoria de Relações com Investidores

Investors Relations

Avenida Carandaí, 1115 - 24º andar

30130-915 - Belo Horizonte - MG - Brasil

Telefone (55 31) 3219-1245 / 3219-1240 Fax (55 31) 3219-1358

e-mail: invrel@belgo.com.br

Sede e Escritório Central Administrativo

Headquarters and Central Office

Av. Carandaí, 1115 - 18º ao 26º andar

30130-915 – Belo Horizonte – MG – Brasil

Telefone (55 31) 3219-1122 Fax (55 31) 3273-2927

www.belgo.com.br

Controladora
Parent Company

Receita líquida
Net revenues
+21,4%
R$ 352,2 milhões
R$ 352,2 million

Margem operacional
Operating margin
26,6%
R$ 93,6 milhões
R$ 93,6 million

Margem EBITDA
Operating margin
32,0%
R$ 112,8 milhões
R$ 112,8 million

Lucro líquido
(antes dos resultados extraordinários)
Net profit
(before extraordinary earnings)
+97,4%
R$ 82,1 milhões
R$ 82,1 million

Mercado de Capitais

No 1º trimestre de 2002 foram negociadas na BOVESPA 31 milhões de Ações Ordinárias (BELG3) e 97 milhões de Ações Preferenciais (BELG4).

O total de transações montou a R$ 17 milhões, em 605 negócios.

As ações Ordinárias e Preferenciais tiveram uma valorização de 23,85% e 24,77% respectivamente, contra a variação de -2,37% do IBOVESPA.

O valor de mercado da Belgo em 31/03/2002 era de R$ 1.151,9 milhões, contra R$ 926,8 milhões em 31/12/2001.

Capitals Market

During the 1st Quarter of 2002, 31 million Common Shares (BELG3) were traded on the Sao Paulo Stock Exchange (BOVESPA) as well as 97 million Preferred Shares (BELG4).

The total volume of transactions reached R$ 17 million in 605 trades.

The Common and Preferred shares rose by 23.85% and 24.77% respectively, compared to the -2.37% variation in the São Paulo Stock Exchange Index (IBOVESPA).

The market value of Belgo on March 31, 2002 was R$ 1,151.9 million, compared to R$ 926.8 million on December 31, 2001.

Quadro 9 - Indicadores de Mercado — ***Table 9 - Market Indicators***

		2000	2001				2002
		4º T	1º T	2º T	3º T	4º T	1º T
Cotações de fechamento - *Closing prices*	ON	129,00	146,00	119,40	97,00	130,00	161,00
R$ / lote de 1000 ações - *R$ / 1,000 shares*	PN	130,99	172,00	134,89	101,50	146,67	183,10
Valor de mercado (R$ milhões) - *Market value (R$ million)*		878,0	1.061,6	851,7	668,8	926,8	1.151,9
Por lote de 1000 ações - *Per 1,000 shares*							
Lucro Líquido - *Net Profit*		85,10	6,21	7,24	11,30	4,42	12,14
Patrimônio Líquido - *Net Equity*		279,77	285,78	291,19	302,38	296,60	308,74